UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2004

Atrium Companies, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**333-20095**	**75-2642488**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3890 West Northwest Highway, Suite 500 Dallas, Texas 75220, (214) 630-5757
(Address of principal executive offices, including zip code
and telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Item 4.01 Changes in Registrant's Certifying Accountant

On October 18, 2004, Atrium Companies, Inc. ("Registrant") dismissed PricewaterhouseCoopers LLP as its independent registered public accounting firm and engaged Deloitte & Touche LLP as its new independent registered public accounting firm upon their acceptance on October 21, 2004. The Audit Committee of the Registrant's Board of Directors participated in and approved the decision to change independent registered public accounting firms.

The reports of PricewaterhouseCoopers LLP on the consolidated financial statements of Atrium Companies, Inc. for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the Registrant's two most recent fiscal years and through October 18, 2004, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their reports on the financial statements for such years.

During the Registrant's two most recent fiscal years and through October 18, 2004, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

During the two most recent fiscal years and through October 21, 2004, the Registrant has not consulted Deloitte & Touche LLP regarding any matters or reportable events described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

The Registrant has provided to PricewaterhouseCoopers LLP, a copy of the disclosures made in this Form 8-K prior to the filing of this Form 8-K with the Securities and Exchange Commission and has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated October 22, 2004, is filed as Exhibit 16.1 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits

The following exhibits are furnished as a part of this Current Report on Form 8-K:

16.1	Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated October 22, 2004, regarding agreement with the statements made in this Form 8-K


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ATRIUM COMPANIES, INC.
(Registrant)

Date: October 22, 2004   By: /s/ Eric W. Long
_____

Eric W. Long
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	
16.1	Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated October 22, 2004, regarding agreement with the statements made in this Form 8-K